Mail Stop 3561

December 28, 2009

Archie C. Black
President and Chief Executive Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

Re: SPS Commerce, Inc.
Registration Statement on Form S-1
Filed December 3, 2009
File No. 333-163476

Dear Mr. Black:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please be advised

that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

Registration Cover Page

4. We note that you have not marked a box identifying your status as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Please revise to provide this information.

Table of Contents

5. We note the use of defined terms in the third paragraph following your table of contents. The meaning of these parenthetical phrases are clear from their context and therefore unnecessary. Please delete these parenthetical phrases from your disclosure.

6. We note your statement in the fourth paragraph following your table of contents that you have obtained industry and market data from third parties and industry and general publications and that investors should not place undue reliance on this information. Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

Prospectus Summary, page 1

7. We note your statement that the prospectus summary does not contain all the information that an investor should consider when making an investment decision. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.

Prospectus Summary, page 1

8. Please revise this section to limit the information to a brief overview of the key aspects of the offering. Currently much of the information presented is verbatim to information in the Business section beginning on page 49. See Item 503(a) of Regulation S-K.

Overview, page 1

9. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

    *   " We are a leading provider of on-demand supply chain management solutions, …," page 1;

    *   "…within the broader multi-enterprise/B2B infrastructure market, which Gartner estimates to grow from more that $2.6 billion in 2007 to $4.0 billion in 2012 …," page 1-2;

    *   "This broader market is subcategorized by Gartner into multiple segments, including B2B project outsourcing, within which Gartner includes our solutions. This market is expected to grow from approximately $600 million in 2007 to approximately $1.4 billion in 2012…" page 2; and,

    *   "International Data Corporation, or IDC, estimates the worldwide business analytics software market will grow from $24.1 billion in 2008 to $34.2 billion in 2013 at a CAGR of 7%." page 52.

    These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

10. In some places in your prospectus you use terms that are industry or financial jargon. For example, you use the terms CAGR, B2B, EDI, SaaS, ERP and 3PL. Please revise to eliminate the use of jargon and provide disclosures in a manner so that a reader not familiar with your industry or financial terms can understand your disclosures.

Summary Financial Data, page 6

11. Within your statement of operations data table we note that you have not included the amounts for net income (loss) per share and the number of weighted average shares outstanding. Please include this information or tell us why it has not been presented. If your intention is to present pro forma earnings per share and weighted average shares outstanding to reflect the conversion and reverse stock split, we advise you that you should present both the historical and pro forma amounts, with the pro formas clearly labeled as such.

12. We note the amount included in total debt in your balance sheet data table. Please consider adding a footnote to the table to disclose that this amount represents your current and long term capital lease obligations, your current and long term equipment and term loans, your line of credit and your interest payable, as the components of this balance may not be obvious to your readers.

13. We note the table under footnote (1) at the bottom of the page 7. It appears that the caption "(Unaudited)" should be place below the Nine Months Ended September 30, 2008 and 2009 rather than below the Year Ended December 31, 2008. Please revise.

14. We note footnote (3) which describes your recurring revenue customers. Please consider adding disclosure, similar to that on page 1, which defines recurring revenue customers as customers who pay you monthly fees. Please also consider disclosing that these customers can cancel their contracts for any reason with 30 days prior notice, as we believe this provides important context for your readers in understanding this metric.

Risk Factors, page 9

15. Please revise your introductory paragraph to delete the second and third mitigating sentences which are inappropriate. See Item 503(c) of Regulation S-K.

If we are unable to attract new customers, page 10

16. It appears that you have two risk factors describing essentially the same risk, this risk factor and the risk entitled "If we are unable to sell additional solutions or if our customers do not increase their use of our solutions, our revenue growth and profitability will be adversely affected." Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, making sure to eliminate any duplicative disclosure.

Our quarterly results of operations may fluctuate in the future. As a result, …, page 11

17. Please expand your disclosures to explain why this is a risk to your business or is specifically applicable to you. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly

situated are generic risks that should not be included in your risk factor section. For example, we note that the following risk factors appear to contain generic disclosures:

- Because there has not been a public market for our common stock…page 18;

- If equity research analysts do not publish…page 18; and,

- We will incur increased cost as a result of having publicly traded common stock…page 20.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Use of Proceeds, page 22

18. Please reconcile for us the equipment loans, interest rates and maturities shown here with the information contained in your financial statements. For example, based on the disclosures in Note E to your financial statements, it appears that the latest maturity date of any of your debt is January 1, 2012; therefore, it is unclear to us why your disclosures on page 22 indicate that you have debt that will mature on December 31, 2012. Additionally, please confirm to us if true that you will use the proceeds to repay only your equipment loans, as opposed to your equipment loans and term loans.

Dilution, page 25

19. We note your narrative discussion of pro forma net tangible book value, pro forma as adjusted net tangible book value and related per share amounts. Please ensure that you disclose the dates as of which these amount are calculated.

Selected Financial Data, page 27

20. Please apply the comments issued concerning your summary financial data on page 6 to your selected financial data.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

21. Please consider adding disclosure somewhere appropriate within Management's Discussion and Analysis related to the valuation of your stock-based compensation as compared to your estimated initial public offering price, as we believe this provides important information to your investors.

22. Consider disclosing the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

23. For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, to the extent that you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, we believe you should provide enhanced disclosures to investors because reliance has been placed on less reliable valuation alternatives. For any such valuations, please disclose the following information for the related issuances of equity instruments:

    • Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, discuss consideration given to alternative factors, methodologies and assumptions. In this regard, we note your critical accounting policy on page 35 and believe you should expand it, including explaining how you applied the cost approach.

    • Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement.

Critical Accounting Policies, page 32

Stock-Based Compensation, page 34

24. Either tell us why you did not include the number of share data as of September 30, 2009 in the first full paragraph on page 35 or revise accordingly.

Significant Factors Used in Determining Fair Value of Our Common Stock, page 35

25. It is unclear to us from your disclosures under this heading whether valuations of your company were conducted by a third party or whether such valuations were

conducted by your board of directors and audit committee. In this regard, we note your reference on the eighth line of the first paragraph under this heading to analyses of valuation information conducted by a third party. However, you appear to indicate elsewhere in the first paragraph under this heading and in the last sentence of the last paragraph under this heading that the fair value of your stock was determined by your board of directors and audit committee. If you are relying on third party valuations, it appears that you should identify the third party and provide a consent consistent with Rule 436 of Regulation C. Alternatively, if you are not relying on third party valuations, please revise your disclosure to clarify this matter, including indicating what other factors the board of directors considered in determining the fair value of your stock.

26. Please explain to us how your redeemable convertible preferred stock was considered when valuing your common stock.

Valuation of Goodwill, page 36

27. Please explain to us and disclose how you determined your reporting units for purposes of goodwill impairment testing, and if you have more than one reporting unit, please identify your reporting units. In this regard, it appears that each of your four solutions could be a reporting unit. Additionally, please expand upon the factors other than discounted cash flows that are used to determine the fair value of your reporting units.

Results of Operations, page 36

Years Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 38

Revenues, page 38

28. We note your discussion of average revenues per recurring revenue customer for each period and your definition of this term on page 32. Please clarify whether this measure is calculated based on total revenues for the period or whether it is calculated based solely on revenues from recurring revenue customers, as this is unclear from your current disclosure on page 32. If this metric is calculated based on total revenues for the period, please explain to us in more detail why management believes this measure is meaningful as the impact of revenue related to non-recurring customers would appear to make it difficult to relate this number directly to your recurring revenue customers.

Cost of Revenues, page 38

29. We note your disclosure that you amortize personnel costs associated with implementation and customer and applications support over a 24 month period.

Please tell us why you amortize these personnel costs over a 24 month period and your basis in GAAP for doing so.

Business, page 49

30. We note your discussion of your Software as a Service platform. Please revise your discussion to explain the relationship to and if applicable, the reliance of your business and the services you provide to software provided by third parties. In this regard, we note that your intelligence application uses Oracle(r) Business Intelligence Suite Enterprise Edition (Oracle BI Suite EE).

Our Growth Strategy, page 55

31. We refer you to the disclosure at the top of page 56 indicating that you may pursue selective acquisition opportunities. Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate if you have any current plans or intentions relating to possible acquisitions. If so, please describe or, if none so state.

Management, page 59

32. Please revise to describe the business experience of Ms. Nelson for the past five years, or clarify your disclosure by adding titles, dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 68

33. We note that you may be required to provide compensation to certain executives in the event of a change in control as defined in your 2001 stock option plan. Please tell us whether your initial public offering constitutes a change in control as defined in your 2001 stock option plan that will result in paying compensation to your executives. If you are required to pay amounts to your executives due to your initial public offering, please disclose this information and the amount you will be required to pay both here and within your financial statements.

Board Committees, page 60

34. We note that your Audit Committee has one member and the other committees you have established have no members. Please expand your disclosure to explain why you have not appointed directors to these committees and your plan for filling these committees, including your timing.

Compensation Discussion and Analysis, page 62

35. You have indicated that certain disclosures in the registration statement, including executive compensation information, are as of a date prior to the filing of your registration statement. Throughout the course of the review process, please update the information in your prospectus to provide the most current information as of the most recent date practicable. In this regard, when you provide your December 31, 2009 compensation disclosures, we may have additional comments.

Discretionary Bonuses, page 63

36. We note that the amount actually paid as discretionary bonuses to each named executive is based on the compensation committee's subjective evaluation of the executive's achievement of personalized goals. Please revise to disclose the target amount for each named executive and the personalized goals for each named executive. We note that in 2008 each named executive received 75% of the executive's target discretionary bonus. If in the future named executives achieve different percentages of their targets, please also disclose those figures.

Policy for Approval of Related Party Transactions, page 77

37. Please revise to describe your proposed policy for the approval of related party transactions without reference to the Commission's regulations. Also confirm to us that there were no related party transactions over the last fiscal year.

Registration Rights, page 81

38. Please revise to identify the holder(s) of registration rights.

Financial Statements, page F-1

Balance Sheets, page F-3

39. We note that your accounts receivable comprised about 15% of your revenues at December 31, 2008 and 17% of your revenues at September 30, 2009. Since we understand that the vast majority of your revenues are generated from recurring monthly fees, please explain to us and consider disclosing in an appropriate place in your filing why your accounts receivable at period end are a significant portion of that period's total revenues. It may be useful to discuss your credit terms in providing this explanation.

Notes to Financial Statements, page F-7

Note A – Business Description and Significant Accounting Policies, page F-7

Unaudited Pro Forma Presentation, page F-7

40. We note your disclosure concerning the pro forma balance sheet giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock. Please also disclose pro forma earnings per share for the latest year and interim period giving effect to this conversion on the face of the related statements of operations if this conversion would materially impact earnings per common share.

Revenue Recognition, page F-9

41. We note that revenue generated from your Trading Partner Integration and Trading Partner Intelligence includes set-up fees and a recurring monthly hosting fee. We note that set-up fees are deferred and recognized ratably over the expected life of the customer relationship, which is generally two years. Please tell us how you determined that the expected life of your customer relationships is two years.

    Also, we note on page F-11 that your subscriber relationship intangible asset acquired in your Owens Direct LLC acquisition was amortized over a three year period. We assume that subscriber relationships generate recurring monthly hosting fees. Please explain the difference in the two year period of the expected life of a customer relationship and the three year period of amortization for these acquired subscriber relationships.

42. Please describe to us in more detail the services that you provide under your Trading Partner Enablement solutions and how you recognize the revenues from these services. Also tell us the percentage of your total revenues generated by these solutions.

Note H – Share Based Compensation, page F-20

43. Please consider disclosing in your financial statements the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

    • For each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by

> month or quarter and the information presented as weighted average per-share amounts);

- whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- if the valuation specialist was a related party, a statement indicating that fact.

44. Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issuance date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

45. Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Note J – Guarantees, page F-23

46. We note that you provide limited guarantees to certain customer through service level agreements. Please describe your service level agreements to us, including the terms of these agreements, which products they relates to (trading partner integration, trading partner enablement, trading partner intelligence, or other trading partner solutions), how you recognize revenue for these agreements and your basis in GAAP for your accounting.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

                                         Sincerely,

                                         H. Christopher Owings
                                         Assistant Director

cc: Jonathan Zimmerman, Esq.